Exhibit (a)(1)(A)

Offer to Purchase

for Cash

All Outstanding Shares of

Common Stock

(Including the Associated Preferred Stock Purchase Rights)

of

NeighborCare, Inc.

at

$30.00 Net Per Share

by

Nectarine Acquisition Corp.,

a wholly owned subsidiary of

Omnicare, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 7, 2004, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A TOTAL NUMBER OF SHARES (AS DEFINED BELOW) REPRESENTING, TOGETHER WITH THE SHARES OWNED BY OMNICARE, INC. (“OMNICARE”), AT LEAST EIGHTY PERCENT OF THE TOTAL VOTING POWER OF ALL OF THE OUTSTANDING SHARES OF NEIGHBORCARE, INC. (THE “COMPANY”) ENTITLED TO VOTE GENERALLY IN THE ELECTION OF DIRECTORS OR IN A MERGER, CALCULATED ON A FULLY DILUTED BASIS AFTER CONSUMMATION OF THE OFFER (THE “MINIMUM CONDITION”), (2) NECTARINE ACQUISITION CORP. (“PURCHASER”) BEING SATISFIED IN ITS REASONABLE DISCRETION THAT THE ACQUISITION OF SHARES PURSUANT TO THE OFFER HAS BEEN APPROVED PURSUANT TO SUBCHAPTER F OF CHAPTER 25 OF THE PENNSYLVANIA BUSINESS CORPORATION LAW (THE “PBCL”) OR THAT SUBCHAPTER F OF CHAPTER 25 OF THE PBCL DOES NOT OTHERWISE RESTRICT THE OFFER AND THE PROPOSED MERGER (AS DEFINED BELOW) OR ANY SUBSEQUENT BUSINESS COMBINATION INVOLVING THE COMPANY AND OMNICARE (THE “SUBCHAPTER 25F CONDITION”), (3) ALL WAITING PERIODS UNDER APPLICABLE ANTITRUST LAWS, INCLUDING THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, HAVING EXPIRED OR BEEN TERMINATED, (4) THE COMPANY’S BOARD OF DIRECTORS REDEEMING THE PREFERRED STOCK PURCHASE RIGHTS (THE “RIGHTS”), OR OMNICARE BEING SATISFIED IN ITS REASONABLE DISCRETION THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE “RIGHTS CONDITION”), (5) OMNICARE HAVING AVAILABLE TO IT PROCEEDS OF THE FINANCINGS CONTEMPLATED BY ITS EXISTING COMMITMENT LETTER OR SUCH OTHER FINANCINGS THAT ARE SUFFICIENT, TOGETHER WITH CASH ON HAND, TO CONSUMMATE THE OFFER AND THE PROPOSED MERGER AND TO REFINANCE ALL DEBT OF THE COMPANY AND OMNICARE THAT IS OR COULD BE REQUIRED TO BE REPURCHASED OR BECOMES, OR COULD BE DECLARED, DUE AND PAYABLE AS A RESULT OF THE OFFER OR THE PROPOSED MERGER OR THE FINANCING THEREOF AND TO PAY ALL RELATED FEES AND EXPENSES (THE “FINANCING CONDITION”) AND (6) THE COMPANY NOT HAVING ENTERED INTO OR EFFECTUATED ANY AGREEMENT OR TRANSACTION WITH ANY PERSON OR ENTITY HAVING THE EFFECT OF IMPAIRING OMNICARE’S ABILITY TO ACQUIRE THE COMPANY OR OTHERWISE DIMINISHING THE EXPECTED ECONOMIC VALUE TO OMNICARE OF THE ACQUISITION OF THE COMPANY (THE “IMPAIRMENT CONDITION”).

The Information Agent for the Offer is:

Innisfree M&A Incorporated

The Dealer Managers for the Offer are:

Lehman Brothers

The date of this Offer to Purchase is June 4, 2004

IMPORTANT

Omnicare and Purchaser are seeking to negotiate with the Company with respect to the acquisition of the Company by Omnicare or Purchaser. Omnicare and Purchaser reserve the right to (i) amend the Offer (including amending the number of Shares to be purchased and amending the purchase price) upon entering into a merger agreement with the Company or (ii) negotiate a merger agreement with the Company that does not involve a tender offer, pursuant to which merger agreement Purchaser would terminate the Offer and the Shares would, upon consummation of the merger contemplated by such merger agreement, be converted into cash, common stock of Omnicare and/or other securities in such amounts as are negotiated by Omnicare and the Company.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

If you wish to tender all or any part of your shares of common stock of the Company, including the Rights (the “Shares”), prior to the expiration date of the Offer, you should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal included with this Offer to Purchase, have your signature thereon guaranteed if required by Instruction 1 of the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the depositary for the Offer and either deliver the certificates for such Shares to the depositary for the Offer along with the Letter of Transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedures for book-entry transfers set forth in “The Offer—Procedure for Tendering Shares” of this Offer to Purchase, or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares.

If you desire to tender your Shares and your certificates for such Shares are not immediately available, or you cannot comply with the procedures for book-entry transfers described in this Offer to Purchase on a timely basis, you may tender such Shares by following the procedures for guaranteed delivery set forth in “The Offer—Procedure for Tendering Shares.”

A summary of the principal terms of the Offer appears on pages 1 through 5 of this Offer to Purchase.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent, or Lazard Frères & Co. LLC and Lehman Brothers Inc., the Dealer Managers, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. You also can obtain additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery from the Information Agent or your broker, dealer, commercial bank, trust company or other nominee.

SUMMARY TERM SHEET

This summary term sheet is a brief description of the offer being made by Omnicare, Inc. through Nectarine Acquisition Corp., a wholly owned subsidiary of Omnicare, to purchase all of the outstanding shares of common stock, including the associated preferred stock purchase rights, of NeighborCare, Inc., at a price of $30.00 per share, net to the seller in cash, without interest. The following are some of the questions you, as a shareholder of NeighborCare, may have and answers to those questions. You should carefully read this offer to purchase and the related letter of transmittal in their entirety, because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this offer to purchase and the related letter of transmittal.

Who is offering to buy my securities? Why?

Omnicare, Inc. is offering to purchase all of the outstanding shares of common stock, including the associated preferred stock purchase rights, of NeighborCare, Inc., at a price of $30.00 per share, net to the seller in cash, without interest. Omnicare is a Delaware corporation and is making the offer through its wholly owned subsidiary, Nectarine Acquisition Corp., a Delaware corporation, which was formed solely for the purpose of making this tender offer for all of the outstanding shares of common stock, including the associated preferred stock purchase rights, of NeighborCare. The tender offer is the first step in our plan to acquire all of the outstanding shares of NeighborCare. We intend, promptly after completion of the offer, to seek to have NeighborCare consummate a merger of our wholly owned subsidiary with and into NeighborCare, in which each remaining share of NeighborCare that is not owned by us would be converted according to the terms of our proposed merger into the right to receive an amount in cash equal to the per share price paid in the offer, without interest.

What are the classes and amounts of securities sought in the offer?

We are seeking to purchase all of the outstanding shares of common stock, including the associated preferred stock purchase rights, of NeighborCare. On the date of this offer to purchase, Omnicare beneficially owns 100 shares of the common stock of NeighborCare. NeighborCare’s recent public disclosure provided that, as of May 11, 2004, there were 43,672,753 shares of common stock outstanding (exclusive of the 100 shares owned by Omnicare) and 259,980 shares to be issued in connection with NeighborCare’s joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001. The number of outstanding shares is contained in the Quarterly Report on Form 10-Q filed by NeighborCare on May 14, 2004. In addition, during NeighborCare’s second quarter 2004 earnings call on May 13, 2004, NeighborCare disclosed that there were 2,281,904 shares reserved for issuance upon the exercise of outstanding options to purchase shares.

How much are you offering to pay for my shares and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $30.00 per share for the common stock, including the associated preferred stock purchase rights, of NeighborCare, net to you in cash, without interest. If you tender your shares to us in the offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Do you have the financial resources to make payment?

Yes. In order to finance the purchase of all of the shares pursuant to our tender offer and the proposed merger, refinance certain debt of Omnicare and NeighborCare, and their respective subsidiaries, provide for working capital and pay fees and expenses related to the transactions, Omnicare will use a combination of cash on hand and new debt financing. We have obtained a commitment letter to provide such new debt financing from

JPMorgan Chase Bank, Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., a Dealer Manager, SunTrust Bank, Canadian Imperial Bank of Commerce and Merrill Lynch Bank USA (collectively, the “Commitment Parties”), pursuant to which, subject to specified conditions, the Commitment Parties have agreed to provide to Omnicare $2.4 billion (the “Credit Facilities”). The proceeds of the Credit Facilities may be used to finance the offer and the proposed merger, to refinance certain existing indebtedness of Omnicare and NeighborCare and to pay related fees and expenses, as well as, after the initial funding date, for general corporate purposes of Omnicare and its subsidiaries in the ordinary course of business. The commitments are subject to customary conditions, including, among other things, the execution and delivery of satisfactory loan documentation relating to the Credit Facilities containing representations, warranties, covenants and events of default substantially the same as those in Omnicare’s existing credit agreement, dated as of June 13, 2003, among Omnicare, JPMorgan Chase Bank, Lehman Commercial Paper Inc., SunTrust Bank, as administrative agent, CIBC Inc. and the other parties signatory thereto. Omnicare expects to repay amounts outstanding under the new debt financings out of cash from operations and the proceeds from other short- and long-term debt or other financings, although Omnicare does not have any firm plans with respect to other capital raising transactions. We will need approximately $1.4 billion to purchase all of the outstanding shares (assuming the exercise of all outstanding stock options) pursuant to the offer and to pay related fees and expenses. See “The Offer—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

The financial condition of Omnicare is relevant to any decision to tender shares because this tender offer is contingent upon our having received proceeds of the financings contemplated by its existing commitment letter or such other financings that are sufficient, together with cash on hand, to consummate our offer and the proposed merger and to refinance all debt of Omnicare and NeighborCare that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of our offer or the proposed merger or the financing thereof and to pay all related fees and expenses. Although we have obtained the commitment letter, we cannot guarantee that Omnicare will be able to obtain the financings contemplated by the commitment letter. You should consider all of the information concerning the financial condition of Omnicare included or incorporated by reference into this Offer to Purchase before deciding to tender shares in our offer. See “The Offer—Certain Information Concerning Purchaser and Omnicare—Available Information.”

Have you held discussions with NeighborCare?

We have tried repeatedly to discuss with NeighborCare the potential acquisition of NeighborCare by Omnicare. We made a proposal to acquire all of the outstanding shares of common stock, including the associated preferred stock purchase rights, of NeighborCare in a negotiated merger transaction, but NeighborCare was not interested in discussing a transaction. We are prepared to discuss with NeighborCare all aspects of our proposal to acquire NeighborCare. See “The Offer—Background of the Offer.”

What are the associated preferred stock purchase rights?

The preferred stock purchase rights were created pursuant to the implementation of NeighborCare’s “poison pill” in 2003, but currently are not represented by separate certificates. Instead, they are represented by the certificates for your shares. Presently, each such certificate represents not only shares of common stock but also the corresponding right to purchase, at a price of $100 per share (subject to adjustment), one one-hundredth of a share of Series B Preferred Stock per share of common stock represented by such certificate. The right to purchase such preferred stock is not exercisable until a “distribution” of such rights occurs. Unless NeighborCare’s board of directors elects to redeem the poison pill and, thus, terminate the preferred stock purchase rights or amends the poison pill to postpone the distribution of such rights, this offer will likely result in a distribution of the preferred stock purchase rights ten business days following the commencement of this offer with no further action from any party.

In the event of a distribution, under the terms of the poison pill, Omnicare, Purchaser and their affiliates will not be entitled to any preferred stock purchase rights. Due to this fact, NeighborCare’s poison pill and the preferred stock purchase rights would, unless the rights are promptly redeemed by NeighborCare’s board of directors, serve to impede and perhaps frustrate Purchaser’s attempt to merge with NeighborCare following the consummation of this offer. Unless a distribution occurs, a tender of shares will include a tender of the associated preferred stock purchase rights. If a distribution does occur, you will need to tender one right with each share tendered. We will not pay any additional consideration for the tender of a preferred stock purchase right. See “The Offer—Procedure for Tendering Shares,” “—Certain Information Concerning the Company” and “—Conditions to the Offer.”

How long do I have to decide whether to tender in the offer?

You have until 5:00 p.m., New York City time, on July 7, 2004, to decide whether to tender your shares in the offer. Further, if you cannot deliver everything required to make a valid tender to The Bank of New York, the depositary for the offer, prior to such time, you may be able to use a guaranteed delivery procedure to tender your shares in the offer, which is described in “The Offer—Procedure for Tendering Shares.”

Can the offer be extended and under what circumstances?

We may, in our sole discretion, extend the offer at any time or from time to time. We may extend the offer, for example, if any of the conditions specified in “The Offer—Conditions to the Offer” are not satisfied prior to the scheduled expiration date of the offer.

We may also elect to provide a “subsequent offering period” for the offer. A subsequent offering period, if we include one, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which shareholders may tender their shares and receive payment for shares validly tendered. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer—Terms of the Offer; Expiration Date.”

How will I be notified if the offer is extended?

If we decide to extend the offer or provide for a subsequent offering period, we will inform The Bank of New York, the depositary for the offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire.

What are the most significant conditions to the offer?

The most significant conditions to the offer are the following, any or all of which may be waived, to the extent legally permissible, by us in our sole discretion:

—	NeighborCare’s shareholders having validly tendered and not properly withdrawn prior to the expiration date of the offer that number of shares representing, together with the shares owned by Omnicare, at least eighty percent of the total voting power of all of the outstanding securities of NeighborCare entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis after consummation of the offer;

—	The Purchaser being satisfied in its reasonable discretion that the acquisition of shares pursuant to the offer has been approved pursuant to Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law (the “PBCL”) or that Subchapter F of Chapter 25 of the PBCL does not otherwise restrict the offer and the proposed merger or any subsequent business combination involving NeighborCare and Omnicare;

—	All waiting periods under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated;

—	NeighborCare’s board of directors redeeming the preferred stock purchase rights, or Omnicare being satisfied in its reasonable discretion that the preferred stock purchase rights have been invalidated or are otherwise inapplicable to the offer and the proposed merger;

—	Omnicare having available to it proceeds of the financings contemplated by its existing commitment letter or such other financings that are sufficient, together with cash on hand, to consummate the offer and the proposed merger and to refinance all debt of NeighborCare and Omnicare that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the offer or the proposed merger or the financing thereof and to pay all related fees and expenses; and

—	NeighborCare not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Omnicare’s ability to acquire NeighborCare or otherwise diminishing the expected economic value to Omnicare of the acquisition of NeighborCare.

The satisfaction or existence of any of the conditions to our offer, including those summarized above, will be determined by Omnicare in its reasonable discretion. For a complete list of the conditions to the offer, see “The Offer—Conditions to the Offer.”

How do I tender my shares?

To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal, to The Bank of New York, the depositary for the offer, not later than the time that the offer expires. If your shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary prior to the expiration of the offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution, guarantee that the missing items will be received by the depositary within three business days after the expiration of the offer. However, the depositary must receive the missing items within that three business day period. See “The Offer—Procedures for Tendering Shares.”

Until what time can I withdraw tendered shares?

You can withdraw tendered shares at any time until the offer has expired and, if we have not agreed to accept your shares for payment by August 2, 2004, you can withdraw them at any time after such date until we accept shares for payment. If we decide to provide a subsequent offering period, we will accept shares tendered during that period immediately and, thus, you will not be able to withdraw shares tendered during any subsequent offering period. See “The Offer—Withdrawal Rights.”

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to The Bank of New York, the depositary for the offer, while you have the right to withdraw the shares. See “The Offer—Withdrawal Rights.”

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not properly withdrawn shares promptly after the expiration date of the offer, subject to the satisfaction or waiver of the conditions to the offer, as set forth in “The Offer—Conditions to the Offer.” We will pay for your validly tendered and not properly withdrawn shares by depositing the purchase price with The Bank of New York, the depositary for the offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by The Bank of New York of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer—Procedure for Tendering Shares”) and a properly completed and duly executed letter of transmittal and any other required documents for such shares.

If I decide not to tender, how will the offer affect my shares?

If the proposed merger with Omnicare takes place, shareholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer. Therefore, if the proposed merger with Omnicare takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. However, if the proposed merger with Omnicare does not take place and the offer is consummated, the number of shareholders and shares that are still in the hands of the public may be so small that there will no longer be an active public trading market, or, possibly, any public trading market, for the shares, which may affect prices at which shares trade. Also, as described below, NeighborCare may cease making filings with the Securities and Exchange Commission (the “SEC”) or otherwise cease being subject to the SEC rules relating to publicly held companies.

Do I have statutory dissenters’ rights in the offer?

No. However, if you so choose, you may be entitled to exercise dissenters’ rights in the proposed merger. You will be entitled to dissenters’ rights in the proposed merger only if (i) prior to the proposed merger (A) the shares are no longer designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or listed on a national securities exchange and (B) the shares are beneficially and of record held by 2,000 persons or less or (ii) Nectarine Acquisition Corp. owns 80% of the shares and the proposed merger is consummated as a “short-form” merger pursuant to Section 1924(b)(1)(ii) of the Pennsylvania Business Corporation Law. If you elect to dissent in circumstances in which dissenters’ rights are applicable and comply with the provisions of the Pennsylvania Business Corporation Law relating to dissenters’ rights, your shares, at the effective time of the proposed merger, will not entitle you to receive the per share amount being paid by us in the offer as set forth above. You will instead be entitled to receive either the amount that the surviving corporation estimates to be the fair value of your shares or, if you disagree with that valuation, whatever consideration may be determined to be due to you by a court pursuant to the applicable provision of the Pennsylvania Business Corporation Law. Your right to seek an appraisal under Pennsylvania law will be forfeited if you do not comply with the requirements of the Pennsylvania Business Corporation Law relating to dissenters’ rights. See “The Offer—Certain Legal Matters; Regulatory Approvals.”

What is the market value of my shares as of a recent date?

On May 21, 2004, the last full trading day before we publicly announced our offer for all of the outstanding shares of common stock of NeighborCare, the closing price of a share of common stock of NeighborCare was $17.67. On June 3, 2004, the last full trading day before we commenced the tender offer, the closing price of a share of common stock of NeighborCare was $29.95. We advise you to obtain a recent quotation for shares before deciding whether to tender your shares.

Who can I talk to if I have questions about the offer?

You can call Innisfree M&A Incorporated, the information agent for the offer, at (877) 825-8964 (toll free) or (212) 750-5833 (call collect), or Lazard Frères & Co. LLC and Lehman Brothers Inc., the dealer managers for the offer at (212) 632-6719 or (212) 526-7850, respectively.

To: The Holders of Common Stock of NeighborCare, Inc.

INTRODUCTION

Omnicare, Inc., a Delaware corporation (“Omnicare”), through its wholly owned subsidiary Nectarine Acquisition Corp., a Delaware corporation (“Purchaser”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.02 per share, including the Rights (as defined below) (the “Shares”), of NeighborCare, Inc. (the “Company”), at a price of $30.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”).

Shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of Shares in accordance with the procedures set forth in “The Offer—Procedure for Tendering Shares.” A tender of Shares will also constitute a tender of the associated Rights.

If you tender your Shares to us in the Offer, you will not be obligated to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of your Shares pursuant to the Offer. If you own your Shares through a broker or other nominee, and your broker tenders Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any such charges will apply. We will pay all charges and expenses of Lazard Frères & Co. LLC and Lehman Brothers Inc. (the “Dealer Managers”), The Bank of New York (the “Depositary”) and Innisfree M&A Incorporated (the “Information Agent”) incurred in connection with the Offer. See “The Offer—Fees and Expenses.”

The purpose of the Offer and the Proposed Merger (as defined below) is to enable Omnicare to acquire control of, and the entire equity interest in, the Company. Omnicare currently intends, as soon as practicable following consummation of the Offer, to seek to have Purchaser consummate a merger with and into the Company (the “Proposed Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Omnicare. Pursuant to the Proposed Merger, at the effective time of the Proposed Merger (the “Effective Time”), each Share then outstanding that is not owned by Omnicare, Purchaser or other subsidiaries of Omnicare (other than Shares owned by the Company) would be converted, pursuant to the terms of the Proposed Merger, into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest (the “Merger Consideration”).

Omnicare and Purchaser are seeking to negotiate with the Company with respect to the acquisition of the Company by Omnicare or Purchaser. Omnicare and Purchaser reserve the right to (i) amend the Offer (including amending the number of Shares to be purchased and amending the purchase price) upon entering into a merger agreement with the Company or (ii) negotiate a merger agreement with the Company that does not involve a tender offer, pursuant to which merger agreement Purchaser would terminate the Offer and the Shares would, upon consummation of the merger contemplated by such merger agreement, be converted into cash, common stock of Omnicare and/or other securities in such amounts as are negotiated by Omnicare and the Company.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A TOTAL NUMBER OF SHARES REPRESENTING, TOGETHER WITH THE SHARES OWNED BY OMNICARE, AT LEAST EIGHTY PERCENT OF THE TOTAL VOTING POWER OF ALL OF THE OUTSTANDING SHARES OF THE COMPANY) ENTITLED TO VOTE GENERALLY IN THE ELECTION OF DIRECTORS OR IN A MERGER, CALCULATED ON A FULLY DILUTED BASIS AFTER CONSUMMATION OF THE OFFER (THE “MINIMUM CONDITION”), (2) THE PURCHASER BEING SATISFIED IN ITS REASONABLE DISCRETION THAT THE ACQUISITION OF SHARES PURSUANT TO THE OFFER HAS BEEN APPROVED PURSUANT TO SUBCHAPTER F

OF CHAPTER 25 OF THE PBCL OR THAT SUBCHAPTER F OF CHAPTER 25 OF THE PBCL DOES NOT OTHERWISE RESTRICT THE OFFER AND THE PROPOSED MERGER OR ANY SUBSEQUENT BUSINESS COMBINATION INVOLVING THE COMPANY AND OMNICARE (THE “SUBCHAPTER 25F CONDITION”), (3) ALL WAITING PERIODS UNDER APPLICABLE ANTITRUST LAWS, INCLUDING THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, HAVING EXPIRED OR BEEN TERMINATED, (4) THE COMPANY’S BOARD OF DIRECTORS REDEEMING THE PREFERRED STOCK PURCHASE RIGHTS (THE “RIGHTS”), OR OMNICARE BEING SATISFIED IN ITS REASONABLE DISCRETION THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE “RIGHTS CONDITION”), (5) OMNICARE HAVING AVAILABLE TO IT PROCEEDS OF THE FINANCINGS CONTEMPLATED BY ITS EXISTING COMMITMENT LETTER OR SUCH OTHER FINANCINGS THAT ARE SUFFICIENT, TOGETHER WITH CASH ON HAND, TO CONSUMMATE THE OFFER AND THE PROPOSED MERGER AND TO REFINANCE ALL DEBT OF THE COMPANY AND OMNICARE THAT IS OR COULD BE REQUIRED TO BE REPURCHASED OR BECOMES, OR COULD BE DECLARED, DUE AND PAYABLE AS A RESULT OF THE OFFER OR THE PROPOSED MERGER OR THE FINANCING THEREOF AND TO PAY ALL RELATED FEES AND EXPENSES (THE “FINANCING CONDITION”) AND (6) THE COMPANY NOT HAVING ENTERED INTO OR EFFECTUATED ANY AGREEMENT OR TRANSACTION WITH ANY PERSON OR ENTITY HAVING THE EFFECT OF IMPAIRING OMNICARE’S ABILITY TO ACQUIRE THE COMPANY OR OTHERWISE DIMINISHING THE EXPECTED ECONOMIC VALUE TO OMNICARE OF THE ACQUISITION OF THE COMPANY (THE “IMPAIRMENT CONDITION”).

In the event that the Offer is terminated or not consummated, or after the expiration of the Offer and pending consummation of the Proposed Merger, in accordance with applicable law and any merger agreement that it may enter into with the Company, Omnicare may explore any and all options which may be available. In this regard, and after expiration or termination of the Offer, Omnicare may seek to acquire additional Shares, through open market purchases, block trades, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as Omnicare may determine, which may be more or less than the price offered or paid per Share pursuant to the Offer and could be for cash or other consideration.

THIS OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF SHAREHOLDERS OF THE COMPANY OR A SOLICITATION OF AGENT DESIGNATIONS TO CALL A SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY. ANY SOLICITATION OF PROXIES WHICH PURCHASER OR OMNICARE MIGHT MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934 AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE “EXCHANGE ACT”).

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer; Expiration Date.

On the terms and subject to the conditions set forth in this Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered prior to the Expiration Date and not properly withdrawn.

“Expiration Date” means 5:00 p.m., New York City time, on July 7, 2004, unless we extend the period of time for which the Offer is open, in which event, “Expiration Date” means the latest time and date on which the Offer, as so extended, shall expire.

The Offer is conditioned upon, among other things, (1) the Minimum Condition having been satisfied, (2) the Subchapter 25F Condition having been satisfied, (3) all waiting periods under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated, (4) the Rights Condition having been satisfied, (5) the Financing Condition having been satisfied and (6) the Impairment Condition having been satisfied. The Offer is also subject to other conditions as described in “The Offer—Conditions to the Offer.” If any of the conditions are not satisfied, we may: (i) terminate the Offer and return all tendered Shares; (ii) extend the Offer and, subject to certain conditions and to your withdrawal rights as set forth in “The Offer—Withdrawal Rights,” retain all Shares until the expiration date of the Offer as so extended; or (iii) waive the unsatisfied conditions and, subject to any requirement to extend the period of time during which the Offer must remain open, purchase all Shares validly tendered prior to the Expiration Date and not properly withdrawn or delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. For a description of our right to extend, amend, delay or terminate the Offer, see “The Offer—Extension of Tender Period; Termination; Amendment” and “The Offer—Conditions to the Offer.”

Under Exchange Act Rule 14d-11, Purchaser may, subject to certain conditions, provide a subsequent offering period of from three to 20 business days following the Expiration Date. A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is included, is not an extension of the Offer, which already would have been completed.

Purchaser does not currently intend to include a subsequent offering period in the Offer, although it reserves the right to do so in its sole discretion. Under Exchange Act Rule 14d-7, no withdrawal rights apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. Purchaser will pay the same consideration to shareholders tendering Shares in the Offer or in a subsequent offering period, if it includes one.

On the date of this Offer to Purchase, Omnicare beneficially owns 100 shares of common stock of the Company. According to the Company’s Quarterly Report on Form 10-Q filed May 14, 2004, as of May 11, 2004, there were 43,672,753 Shares outstanding (exclusive of the 100 Shares owned by Omnicare) and 259,980 Shares were to be issued in connection with the Company’s joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001. During the Company’s second quarter 2004 earnings conference call on May 13, 2004, the Company disclosed that there were 2,281,904 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares. For purposes of the Minimum Condition, “fully diluted basis” assumes that all outstanding stock options are fully exercisable. The actual minimum number of Shares required to satisfy the Minimum Condition will depend on the facts as they exist on the date of purchase.

2. Extension of Tender Period; Termination; Amendment.

We reserve the right to extend the Expiration Date, in our sole discretion, if at the scheduled Expiration Date any of the conditions to the Offer have not been satisfied or waived. We also have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange

Commission (the “SEC”) or the SEC Staff applicable to the Offer or any period required by applicable law. We expressly reserve the right to waive (to the extent legally permissible) any of the conditions to the Offer, to make any change in the terms of our conditions to the Offer and to provide a subsequent offering period for the Offer in accordance with the Exchange Act Rule 14d-11.

If we increase or decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of 10 business days from, and including, the date of such notice. If we make a material change in the terms of the Offer (other than a change in the price to be paid in the Offer or the percentage of securities sought) or in the information concerning the Offer, or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date that the material change is first published, sent or given to shareholders, and that if material changes are made with respect to information that approaches the significance of the price to be paid in the offer or the percentage of shares sought in the offer, a minimum of 10 business days may be required to allow adequate dissemination and investor response. “Business day” means any day other than Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement, in the case of an extension of the Offer to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of the Exchange Act Rule 14e-1(d). Subject to applicable law (including the Exchange Act Rules 14d-4(d) and 14d-6(c), which require that material changes in the information published, sent or given to any shareholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which we may choose to make any public announcement, we have no obligation to publish, advertise or otherwise communicate any public announcements other than by issuing a press release through Business Wire.

If we extend the time during which the Offer is open, or if we are delayed in our acceptance for payment of or payment for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf and those Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein under “The Offer—Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by the Exchange Act Rule 14e-1(c), which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the bidder’s offer.

Pursuant to the Exchange Act Rule 14d-5 and Pennsylvania law, requests are being made to the Company for the use of the Company’s shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. Upon compliance by the Company with such requests, this Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists for subsequent transmittal to beneficial owners of Shares.

3. Acceptance for Payment and Payment.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered on or prior to the Expiration Date and not properly withdrawn pursuant to the Offer as soon as we are permitted to do so under applicable law, subject to the satisfaction or waiver of the conditions set forth in “The Offer—Conditions to the Offer.” In addition, we reserve the right, subject to compliance with the Exchange Act Rule 14e-1(c), to delay the acceptance for payment or payment for Shares pending receipt of any regulatory or governmental approvals to the Offer as described herein under “The Offer—Certain Legal Matters; Regulatory Approvals.” For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see “The Offer—Extension of Tender Period; Termination; Amendment.”

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary. We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary. The Depositary will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer—Procedure for Tendering Shares”)) and a properly completed and duly executed Letter of Transmittal and any other required documents. Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Procedure for Tendering Shares.”

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We reserve the right to transfer or assign, in whole or, from time to time, in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment. If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility, as defined below), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

4 . Procedure for Tendering Shares.

Valid Tender of Shares. To tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (A) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal and (B) the Share certificate(s) evidencing the Shares (the “Share Certificates”) to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery, including an Agent’s Message (as defined below) if the tendering shareholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) you must comply with the guaranteed delivery procedure described below.

The method of delivery of Share Certificates and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary, including, in the case of a book-entry transfer, by Agent’s Message (as defined below). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent’s Message (as defined below) and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or you must comply with the guaranteed delivery procedure described below. “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation which provides that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation which such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc. (each an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1, 5, 6 and 7 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Share Certificates and all other required documents to the Depositary by the Expiration Date, or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

(iii) the Share Certificates (or a confirmation of a book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee or an Agent’s Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three business days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If Share Certificates are sent by mail, we recommend registered mail with return receipt requested, properly insured.

Backup Withholding. Under current U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (“IRS”) a portion of any payments made to certain shareholders or other payees pursuant to the Offer or the Proposed Merger. In order to avoid such backup withholding, each tendering shareholder and other payee must provide the Depositary with its correct taxpayer identification number (“TIN”) and certify that it is not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Certain persons (including, among others, corporations and certain non-U.S. individuals and entities) are not subject to backup withholding. If a tendering shareholder or other payee does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on such person, and reportable payments to such person may be subject to backup withholding. All shareholders tendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. If you are a non-resident alien or a non-U.S. entity not subject to backup withholding, you must give the Depositary a properly completed Form W-8BEN in order to avoid backup withholding with respect to payments made to you.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a person’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Grant of Proxy. By executing a Letter of Transmittal (or delivering an Agent’s Message), you irrevocably appoint designees of Purchaser as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company’s shareholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of shareholders then scheduled or acting by written consent without a meeting).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s shareholders, which will be made only pursuant to separate proxy solicitation materials complying with the Exchange Act.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered and (ii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. Our interpretation of the terms and conditions of the Offer will be final and binding. None of Omnicare, Purchaser, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Withdrawal Rights.

You may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after August 2, 2004 unless such Shares are accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this section.

To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person(s) who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person(s) who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer—Procedure for Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Omnicare, Purchaser, the Depositary, the Dealer Managers, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

If Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during that subsequent offering period or to Shares tendered in the Offer and accepted for payment.

6. Certain U.S. Federal Income Tax Consequences.

The following is a summary of certain U.S. federal income tax consequences of the Offer and the Proposed Merger to shareholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer, or whose Shares are converted into the right to receive Merger Consideration in the Proposed Merger. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect as of the date of this Offer to Purchase and all of which may change, possibly with retroactive effect. The summary is for general information only and does not purport to address all of the tax consequences that may be relevant to particular shareholders in light of their personal circumstances. The summary applies only to shareholders that hold their shares as capital assets and may not apply to shareholders subject to special rules under the Code, including, without limitation, persons who acquired their Shares upon the exercise of stock options or otherwise as compensation, banks or other financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, partnerships or other flow-through entities, shareholders that mark-to-market their investment in their Shares, tax-exempt entities, persons that are subject to alternative minimum tax, persons that hold Shares as a position in a “straddle” or as part of a “hedging,” “conversion” or “constructive sale” transaction or other integrated investment, or persons that have a functional currency other than the U.S. dollar. This summary does not discuss the U.S. federal income tax consequences to any shareholder of the Company that, for U.S. federal income tax purposes, is a non-resident alien individual, foreign corporation, foreign partnership or foreign estate or trust, and does not address any state, local or foreign tax consequences of the Offer or the Proposed Merger. This summary assumes that the Offer and the Proposed Merger are completed as described in this Offer to Purchase and that all conditions to closing the Offer and the Proposed Merger as set forth in this Offer to Purchase are satisfied without waiver.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR TAX EFFECTS TO SUCH SHAREHOLDER OF THE OFFER AND THE PROPOSED MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

The sale of Shares pursuant to the Offer or exchange of Shares in the Proposed Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a shareholder who sells Shares pursuant to the Offer or receives Merger Consideration in exchange for Shares pursuant to the Proposed Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received (not taking into account any tax withholding) and the holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged pursuant to the Proposed Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) sold pursuant to the Offer or exchanged pursuant to the Proposed Merger. Any such gain or loss generally will be long-term capital gain or loss if the shareholder has held the Shares for more than one year. Long-term capital gain of noncorporate shareholders generally is subject to federal income tax at a maximum rate of 15%. Certain limitations apply to the deduction of capital losses.

Proceeds from the sale of Shares pursuant to the Offer or the exchange of Shares in the Proposed Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 28%) if the shareholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. See “The Offer — Procedure for Tendering Shares — Backup Withholding.”

As described in “The Offer—Certain Information Concerning the Company,” the Company distributed the common stock of Genesis HealthCare Corporation (“GHC”) to its shareholders in a spin-off completed in December 2003. We believe that the Offer and Proposed Merger should not negatively affect the U.S. federal income tax consequences of that spin-off. Shareholders who received stock of GHC in the spin-off should consult their own tax advisors regarding the U.S. federal and other tax consequences to them of the spin-off, the Offer and the Proposed Merger.

7. Price Range of Common Stock; Dividends.

The Company’s common stock is traded on the Nasdaq National Stock Market (“NASDAQ”) under the symbol “NCRX.” From February 8, 2002 until December 1, 2003, the Company’s common stock traded on the NASDAQ under the symbol “GHVI.” From October 15, 2001 until February 7, 2002, the Company’s common stock traded on the OTC Bulletin Board under the symbol “GHVE.” The following table sets forth, for each of the periods indicated based on the Company’s fiscal year that ends on September 30, the high and low closing sales prices per Share on the NASDAQ based on published financial sources. The Company has not declared or paid cash dividends on its common stock for the periods represented below.

	High	Low
Fiscal 2002
First Quarter	$24.00	$19.50
Second Quarter	20.85	13.40
Third Quarter	20.09	18.45
Fourth Quarter	18.80	14.60
Fiscal 2003
First Quarter	$17.51	$12.79
Second Quarter	16.79	13.01
Third Quarter	17.90	14.35
Fourth Quarter	24.21	17.55
Fiscal 2004
First Quarter	$31.65	$18.79
Second Quarter	25.94	20.12
Third Quarter through June 3, 2004	30.00	17.02

On May 21, 2004, the last full trading day before Omnicare publicly announced its offer to acquire all of the outstanding shares of the Company for $30.00 per Share in cash, the reported closing price per share of common stock was $17.67. On June 3, 2004, the last full trading day before the commencement of the Offer, the reported closing price per share of the common stock was $29.95.

WE URGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

8. Certain Information Concerning the Company.

General. The following information is based solely on publicly available documents filed by the Company with the SEC. The Company was incorporated in May 1985 as a Pennsylvania corporation and was formerly named Genesis Health Ventures, Inc. The Company has its principal executive offices at 601 East Pratt Street, 3rd Floor, Baltimore, Maryland 21202. The telephone number of the Company’s executive offices is (410) 528-7300.

Prior to December 1, 2003, the Company’s operations were comprised of two primary business segments: pharmacy services and inpatient services. On December 1, 2003, the Company completed a distribution (“spin-off”) of the common stock of GHC, which held the inpatient services business, and on December 2, 2003, changed its name to NeighborCare, Inc. and changed its trading symbol to “NCRX.” The spin-off was effected by way of a pro rata distribution of the common stock of GHC to holders of the Company’s common stock on December 1, 2003 at a rate of 0.5 of a share of GHC stock for each share of the Company’s stock owned as of October 15, 2003. As a result of the spin-off, the Company continues to own and operate its pharmacy services business and its group purchasing business and GHC owns and operates what was formerly the Company’s inpatient services business (as well as the Company’s former rehabilitation therapy, diagnostic, respiratory and management services businesses).

The Company’s institutional pharmacy business provides prescription and non-prescription pharmaceuticals, infusion therapy and medical supplies and equipment to the elderly, chronically ill and disabled in long-term care facilities, including skilled nursing facilities, assisted living facilities, residential and independent living communities and other institutional healthcare facilities. The pharmacy services provided in these settings are tailored to meet the needs of the institutional customer. These services include highly specialized packaging and dispensing systems, computerized medical records processing and 24-hour emergency services. The Company also provides pharmacy consulting services to assure proper and effective drug therapy, including monitoring and reporting on prescription drug therapy and assisting the facility in compliance with applicable federal and state regulations. The Company currently serves more than 2,500 facility customers.

The Company’s community-based professional pharmacies are retail operations branded under the NeighborCare® name that are located in or near medical centers, hospitals and physician office complexes which provide prescription and non-prescription medications and certain medical supplies, as well as personal service and consultation by licensed pharmacists.

The Company’s home infusion, respiratory and medical equipment distribution centers provide a wide array of products and services to support the home care needs of a range of individuals of all ages. The Company works with physicians, hospital discharge planners, case managers and managed care organizations who refer these individuals to the Company. The products and services provided by the Company include respiratory and medical equipment (such as oxygen, hospital beds, wheelchairs and respiratory medications), as well as home infusion (such as antibiotics, total parenteral nutrition, or “TPN,” chemotherapy and pain management).

The Company also owns and operates Tidewater Healthcare Shared Services Group, Inc., or “Tidewater,” one of the largest long-term care group purchasing companies in the United States. Tidewater provides purchasing and shared service programs specially designed to meet the needs of eldercare centers and other long-term care facilities.

Preferred Stock Purchase Rights. The following description of the Rights is based solely upon publicly available documents filed by the Company with the SEC. This description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement by and between Genesis Health Ventures, Inc. and Stocktrans, Inc., dated as of November 18, 2003, which is filed as Exhibit 4.1 to the Company’s Report on Form 8-A filed with the SEC on November 18, 2003.

The Company entered into a Rights Agreement on November 18, 2003, pursuant to which it declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock, payable on December 1, 2003. The Rights become exercisable upon the earlier to occur of: (i) 10 days after the date a person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company or any entity holding Shares of the Company for or pursuant to the terms of any such plan) (an “Acquiring Person”) announces that it has acquired or obtained the right to acquire beneficial ownership of 20% or more of the outstanding common stock of the Company or (ii) 10 business days (or on such date as may be determined by the board of directors of the Company prior to such time as any person becomes an Acquiring Person) after the date of the commencement by any person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company or any entity holding Shares of the Company for or pursuant to the terms of any such plan) of a tender or exchange offer the consummation of which would result in any person acquiring beneficial ownership of 20% or more of the outstanding common stock (the “Distribution Date”).

Each Right initially entitles the registered holder of common stock to purchase one one-hundredth of a share of Series B Preferred Stock at a price of $100 per one one-hundredth of a share, subject to certain anti-dilution adjustments. The Rights have “flip-in” and “flip-over” provisions that are triggered when a person becomes an Acquiring Person (the “Stock Acquisition Date”). Upon the Stock Acquisition Date, each Right entitles its holder to purchase an amount of common stock having a then current market value equal to two times the exercise price of the Right. Rights owned by any person who becomes an Acquiring Person will become null and void.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the common stock. As soon as practicable following the Distribution Date, rights certificates will be mailed to holders of record of common stock as of the close of business on the Distribution Date and such separate rights certificates alone will evidence the Rights.

In the event that the Company is acquired in a merger or other business combination or 50% or more of its assets or earning power are sold after a person has become an Acquiring Person, then each Right entitles its holder to receive an amount of the stock of the acquiror having a market value equal to twice the then current exercise price of the Right.

At any time after any person becomes an Acquiring Person, and prior to the acquisition by such person of 50% of the outstanding common stock, a majority of the board of directors of the Company may exchange the Rights, in whole or in part, for shares of common stock at an exchange ratio of one share of common stock per Right. At any time prior to the existence of an Acquiring Person, the Company may redeem the Rights in whole, but not in part, for $0.01 per Right. The rights will expire on December 1, 2013, unless extended or earlier redeemed or exchanged.

Based on publicly available information, the Purchaser believes that, as of the date of this Offer to Purchase, the Rights are not exercisable, the rights certificates have not been issued and the Rights are evidenced by the Share Certificates. The Purchaser believes that, as a result of the commencement of the Offer, the Distribution Date may occur as early as 10 business days from the first public announcement of the Purchaser’s intention to make the Offer, unless the Company’s board of directors determines to postpone the Distribution Date. The Purchaser believes that if the Rights Condition is satisfied, the Rights Agreement will not be an impediment to consummating either the Offer or the Proposed Merger.

The existence of the Rights has the practical effect of precluding Omnicare and the Purchaser from consummating the Offer, regardless of the extent to which the Company’s shareholders wish to sell their Shares pursuant to the Offer.

Available Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. Copies of such material can also be obtained at the Web site maintained by the SEC at http://www.sec.gov.

Except as otherwise provided in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although we have no knowledge which would indicate that any statements contained herein based upon such reports and documents are untrue, we take no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to us.

9. Certain Information Concerning Purchaser and Omnicare.

General. Purchaser is a Delaware corporation incorporated on June 2, 2004, with principal executive offices at 100 East RiverCenter Boulevard, Covington, Kentucky 41011. The telephone number of Purchaser’s principal executive offices is (859) 392-3300. Purchaser was formed solely for the purposes of engaging in the Offer and the Proposed Merger. To date, Purchaser has engaged in no activities other than those incident to Purchaser’s formation and the commencement of the Offer. Purchaser is a wholly owned subsidiary of Omnicare.

Omnicare is a Delaware corporation with principal executive offices at 100 East RiverCenter Boulevard, Covington, Kentucky 41011. The telephone number of Omnicare’s executive offices is (859) 392-3300. Omnicare is a leading provider of pharmaceuticals and related pharmacy services to long-term care institutions such as skilled nursing facilities, assisted living facilities and retirement centers, as well as hospitals and other institutional healthcare facilities. Omnicare also provides comprehensive clinical research for the pharmaceutical and biotechnology industries.

Omnicare operates in two business segments. The largest segment, Pharmacy Services, provides distribution of pharmaceuticals, related pharmacy consulting, data management services and medical supplies to long-term care facilities throughout the United States. Pharmacy Services purchases, repackages and dispenses pharmaceuticals, both prescription and non-prescription, and provides computerized medical record-keeping and third-party billing for residents in these facilities. Omnicare also provides consultant pharmacist services, including evaluating residents’ drug therapy, monitoring the drug distribution system within the nursing facility, assisting in compliance with state and federal regulations and providing proprietary clinical and health management programs. In addition, Omnicare’s Pharmacy Services segment provides ancillary services, such as infusion therapy, specialty pharmacy, respiratory and dialysis services, distributes medical supplies and offers clinical and financial software information systems to long-term care facilities. Since 1989, Omnicare has been involved in a program to acquire providers of pharmaceutical products and related pharmacy management services and medical supplies to long-term care facilities and their residents. Omnicare provided pharmacy services to long-term care facilities comprising approximately 1,050,000 beds in 47 states and the District of Columbia at March 31, 2004. Omnicare also provides management services for retirees, employees and dependents who have drug benefits under corporate-sponsored healthcare programs. In addition, Omnicare provides operational software and support systems to long-term care pharmacy providers across the United States. The Pharmacy Services segment has no operating locations outside of the United States.

Omnicare’s other business segment is contract research organization services (“CRO Services”). CRO Services is a leading international provider of comprehensive product development and research services to client companies in the pharmaceutical, biotechnology, medical device and diagnostics industries. Omnicare’s CRO Services segment provides support for the design of regulatory strategy and clinical development of pharmaceuticals by offering comprehensive and fully integrated clinical, quality assurance, data management, medical writing and regulatory support for Omnicare’s client’s drug development programs. As of March 31, 2004, Omnicare’s CRO Services segment operated in 29 countries around the world.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Omnicare and Purchaser and certain other information are set forth on Schedule I to this Offer to Purchase. Except as set forth in this Offer to Purchase, during the past two years, none of us, nor, to our best knowledge, any of the persons listed on Schedule I hereto, has had any business relationship or entered into any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, none of the persons listed in Schedule I, nor any of their respective associates or majority owned subsidiaries, beneficially owns any securities of the Company. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between us or any of our subsidiaries or, to our best knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as described in Schedule I, none of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of the date of this Offer to Purchase, Omnicare beneficially owns 100 Shares, representing less than 1% of the outstanding Shares. Omnicare has not effected any transactions in Shares during the past 60 days.

The summary consolidated financial data set forth below for each of the fiscal years ended December 31, 2003 and December 31, 2002 have been derived from Omnicare’s audited consolidated financial statements, which are incorporated herein by reference to Omnicare’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 15, 2004. The summary consolidated financial data for the three months ended March 31, 2004 and March 31, 2003 have been derived from Omnicare’s unaudited consolidated interim financial statements, which are incorporated herein by reference to Omnicare’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, filed with the SEC on May 10, 2004. The summary consolidated financial data for the three months ended March 31, 2004 are not necessarily indicative of the results that can be expected for the full fiscal year ending December 31, 2004. More comprehensive financial information is included in such reports and other documents filed by Omnicare with the SEC, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner as set forth with respect to the Company in “The Offer—Certain Information Concerning the Company—Available Information.”

Omnicare, Inc.

Selected Consolidated Financial Data

(in thousands, except per share data and ratios)

	Year Ended December 31,		Three Months Ended March 31,
	2003 Actual	2002 Actual	2004 Actual	2003 Actual
Total net sales(a)	$3,499,174	$2,632,754	$982,279	$805,861
Total direct costs(a)	2,601,614	1,941,701	727,611	597,900

Gross profit	897,560	691,053	254,668	207,961
Selling, general and administrative expenses	509,977	411,272	138,662	126,928
Restructuring charge	0	23,195	0	0

Operating income	387,583	256,586	116,006	81,033
Interest expense, net of investment income	(77,134)	(53,535)	(16,078)	(15,868)

Income before income taxes	310,449	203,051	99,928	65,165
Income taxes	116,081	77,145	36,437	24,742

Net income	$194,368	$125,906	$63,491	$40,423

Earnings per share:
Basic	$1.97	$1.34	$0.61	$0.43
Diluted	$1.93	$1.33	$0.61	$0.42
Weighted average number of common shares outstanding:
Basic	98,800	94,168	103,458	94,386
Diluted	103,243	94,905	104,769	104,029
Ratio of earnings to fixed charges(b)	4.3x	4.0x	6.0x	4.3x

(a)	In accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred” (“EITF No. 01-14”), Omnicare has recorded reimbursements received for “out-of-pocket” expenses on a grossed-up basis in the income statement as revenues and direct costs. EITF No. 01-14 relates solely to the Company’s contract research services business.

(b)	The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes plus fixed charges, by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.

	At December 31,		At March 31,
	2003 Actual	2002 Actual	2004 Actual
Balance Sheet Data:
Total current assets	$1,383,088	$1,001,558	$1,507,631
Long-term assets	2,011,933	1,426,027	2,092,084
Total assets	3,395,021	2,427,585	3,599,715
Total current liabilities	462,760	296,650	478,165
Long-term debt (excluding current portion)	1,082,677	720,187	1,172,386
Other long term liabilities	173,560	135,686	197,280
Total liabilities	1,718,997	1,152,523	1,847,831
Total shareholders’ equity	1,676,024	1,275,062	1,751,884
Book value per share	$16.24	$13.52	$16.87

Available Information. Omnicare is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Omnicare is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Omnicare. Such reports, proxy statements and other information should be available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in “Certain Information Concerning the Company—Available Information.”

10. Source and Amount of Funds.

The Offer is conditioned upon receipt by Omnicare of the proceeds of the financings contemplated by its existing Commitment Letter (as defined below) or such other financings that are sufficient, together with cash on hand, to consummate the Offer and the Proposed Merger and to refinance all debt of the Company and Omnicare that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Proposed Merger or the financing thereof and to pay all related fees and expenses. We will need approximately $1.4 billion to purchase all of the outstanding Shares (assuming the exercise of all outstanding stock options) pursuant to the Offer and to pay related fees and expenses. In addition, we currently intend, after the proposed merger with Omnicare to purchase Company’s 6.875% senior subordinated notes due 2013 ($250 million aggregate principal amount as of March 31, 2004).

Purchaser expects to obtain the funds required to consummate the Offer through capital contributions or advances made by Omnicare. Omnicare has obtained a commitment letter (the “Commitment Letter”) from JPMorgan Chase Bank, Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., the Dealer Manager, SunTrust Bank, Canadian Imperial Bank of Commerce and Merrill Lynch Bank USA (collectively, the “Commitment Parties”), pursuant to which, subject to specified conditions, the Commitment Parties have agreed to provide to Omnicare $2.4 billion (the “Credit Facilities”) to finance the Offer and the Proposed Merger. A portion of the Credit Facilities may be provided by a syndicate of banks and other financial institutions arranged by J.P. Morgan Securities Inc., Lehman Brothers Inc. and SunTrust Capital Markets, Inc. (collectively, the “Joint Lead Arrangers”). SunTrust Bank will act as administrative agent for the Credit Facilities, J.P. Morgan Securities Inc. and Lehman Brothers Inc. will act as co-syndication agents for the Credit Facilities and CIBC World

Markets Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as co-documentation agents for the Credit Facilities.

The Credit Facilities consist of (i) a $600 million revolving credit facility, with one sub-facility for letters of credit and one sub-facility for swing line loans, each in the amount of up to $50 million (“Revolving Credit Facility”) maturing five years after the initial funding date (the “Closing Date”), (ii) a $700 million senior term loan facility (the “Senior Term Loan Facility”) maturing five years after the Closing Date and (iii) a $1.1 billion 364-day facility (the “364-Day Facility”) maturing 364 days after the Closing Date. The proceeds of the Credit Facilities may be used to finance the Offer and the Proposed Merger, to refinance certain existing indebtedness of Omnicare and the Company and to pay related fees and expenses and, after the Closing Date, the proceeds of the Revolving Credit Facility may be used for general corporate purposes of Omnicare and its subsidiaries in the ordinary course of business.

Borrowings under the Credit Facilities will bear interest, at Omnicare’s option, at a rate equal to (i) the Eurodollar Rate (adjusted for reserves) plus an applicable margin (based on Omnicare’s senior unsecured long-term debt securities rating (“Omnicare’s Rating”) and ranging from 0.75% to 2.50%) or (ii) a Base Rate at the higher of the prime rate or the federal funds effective rate from time to time plus 0.5%. Borrowings bearing interest based upon the Eurodollar Rate will be for interest periods of 1, 2, 3, 6 or, if available from all lenders, nine or twelve months. All interest will be paid at the end of the applicable interest period or quarterly, whichever is earlier. In addition, a commitment fee will be payable at a specified per annum rate (based on Omnicare’s Rating and ranging from 0.175% to 0.50%) on the unused portion of the Revolving Credit Facility.

Borrowings under the Senior Term Loan Facility shall be repayable quarterly in the specified amount as follows: Year 1–10%, Years 2 and 3–15%, Year 4–20% and Year 5–40%. Omnicare may prepay and reduce commitments under the Credit Facilities at any time without premium or penalty. The 364-Day Credit Facility is subject to mandatory prepayments with the proceeds of any sale or issuance of Omnicare’s equity or incurrence of certain indebtedness by Omnicare or its subsidiaries.

Borrowings under the Credit Facilities will be guaranteed by Omnicare’s direct and indirect domestic subsidiaries which, together with Omnicare’s assets and revenues, account for at least 90% of Omnicare’s and its subsidiaries’ consolidated assets and revenues.

The Commitment Parties’ commitments to provide the Credit Facilities are subject to, among other things, (i) non occurrence since December 31, 2003 of any material adverse change in the business, operations, property or financial condition of Omnicare and its subsidiaries, taken as a whole, or the Company and its subsidiaries, taken as a whole, (ii) non-discovery by the Commitment Parties of additional information that is inconsistent in a material and adverse manner with any previously disclosed information, (iii) non occurrence of any material adverse change in financial, banking or capital market conditions that would materially impair the syndication of the Credit Facilities and (iv) the execution and delivery of satisfactory loan documentation. The conditions precedent to the borrowings under the Credit Facilities include, among other things, (i) if the Offer, but not Proposed Merger, is consummated on the Closing Date (A) the terms of the Offer shall be conditioned on that the certain specified conditions shall not apply to or otherwise restrict the Offer and the Proposed Merger and (B) Purchaser shall have acquired a sufficient number of Shares to satisfy the Minimum Condition, (ii) if the Offer and the Proposed Merger are consummated on the Closing Date, the acquisition of the Shares shall have been consummated for a specified price, (iii) receipt of all necessary consents and approvals (including regulatory approvals) to consummate the Offer or the Proposed Merger and (iv) delivery of customary closing documents and instruments.

The definitive documentation relating to the Credit Facilities also will contain representations, warranties, covenants, events of default and conditions substantially the same as those in Omnicare’s existing credit agreement, dated as of June 13, 2003, among Omnicare, JPMorgan Chase Bank, Lehman Commercial Paper Inc.

SunTrust Bank, as administrative agent, CIBC Inc., and the other parties signatory thereto. The financial covenants will include a minimum fixed charge coverage ratio and a minimum consolidated net worth.

Omnicare will be required to pay certain fees to the Commitment Parties and syndication fees to the lenders in connection with the Credit Facilities. Omnicare and Purchaser will be required to pay certain expenses of, and provide customary indemnities to, the Joint Lead Arrangers, Commitment Parties and the other lenders under the Credit Facilities.

The foregoing summary of the terms and conditions of the Commitment Letter and the Credit Facilities is qualified in its entirety by reference to the text of the Commitment Letter, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO of the Omnicare and Purchaser filed with the Commission in connection with the Offer (the “Schedule TO”) and is incorporated herein by reference and may be inspected in the same manner as set forth in “The Offer—Certain information Concerning Purchaser and Omnicare—Available Information.”

When definitive agreements relating to the Credit Facilities are executed, copies will be filed as exhibits to amendments to the Schedule TO. Omnicare anticipates that the Credit Facilities will be repaid with internally generated funds, including those of the Company, and from the proceeds of future borrowings or other debt or equity financings. At this time, no specific plans or arrangements have been made for any such future borrowings or other financings. However, after consummation of the Proposed Merger, Omnicare intends to explore various possible plans for long-term debt or other financing that might be considered to refinance all or part of the Credit Facilities.

11. Background of the Offer.

As part of the continuous evaluation of its business, Omnicare regularly considers a variety of strategic options and potential transactions. As part of this process, Omnicare has evaluated various alternatives for expanding its business and has completed numerous acquisitions in the institutional pharmacy industry since 1988.

In late February 2004, Mr. Joel F. Gemunder, President and Chief Executive Officer of Omnicare, called Mr. John J. Arlotta, Chairman, President and Chief Executive Officer of the Company, to invite Mr. Arlotta to dinner to discuss, generally, the institutional pharmacy business and, more specifically, a transaction involving Omnicare.

On March 2, 2004, Messrs. Gemunder and Arlotta had dinner. During dinner, Messrs. Gemunder and Arlotta discussed, among other things, the possibility of a business combination involving the Company and Omnicare. Mr. Arlotta advised Mr. Gemunder that he would discuss the potential business combination with the Company’s board of directors.

On March 29, 2004, Messrs Gemunder and Arlotta had a telephone conversation as a follow-up to their March 2, 2004 meeting. During the call, Messrs. Gemunder and Arlotta again discussed the possibility of a business combination between the Company and Omnicare. Mr. Arlotta again stated that he would discuss the possibility of a business combination with the Company’s board of directors.

As a follow-up to the March 29, 2004 conversation, on March 30, 2004, Mr. Gemunder sent the following letter to Mr. Arlotta:

[LETTERHEAD OF OMNICARE, INC.]

March 30, 2004

BY FACSIMILE AND FIRST-CLASS MAIL

Mr. John Arlotta

Chairman and Chief Executive Officer

NeighborCare, Inc.

7 East Lee Street

Baltimore, Maryland 21202

Dear John:

It was a pleasure speaking with you again yesterday. I was very pleased to hear you will be discussing our proposal with NeighborCare’s Board at its next meeting in mid-April. In light of that board meeting, I thought it would be helpful to provide you with some specifics about our proposal to combine NeighborCare and Omnicare.

Based upon our knowledge of NeighborCare from publicly available information, Omnicare is prepared to acquire NeighborCare for $30.00 per share, which would be payable in a combination of cash and Omnicare common stock. This price represents a 23.6% premium to NeighborCare’s closing share price of $24.27 today. If, however, you or the NeighborCare Board has a different view on the form of consideration to be paid in the proposed transaction, we are open to discussing this matter, as well as any other matter relating to a proposed combination of the two companies, with you.

As we discussed at dinner a few weeks ago, our proposal to combine NeighborCare and Omnicare presents an excellent opportunity for NeighborCare shareholders to realize a substantial return on their investment and to participate in the upside of an ownership stake in what would be the premier institutional pharmacy company. Given these significant benefits, we believe that NeighborCare and Omnicare shareholders would applaud such a transaction. Also, our Board of Directors has authorized this proposal and fully supports a combination of NeighborCare and Omnicare.

As I mentioned to you during dinner, John, I have a great deal of respect for your professional accomplishments, and I know that there are a number of outstanding executives at NeighborCare. We believe that, taken together, the management talent resident in our two companies will be essential to the success of the combined company and will help lead us into the future.

I believe that our proposal to combine NeighborCare and Omnicare presents an excellent opportunity for both companies and their shareholders to realize substantial benefits. I hope that you and the NeighborCare Board share this vision.

I want to emphasize to you and the NeighborCare Board our seriousness about this proposal and our commitment to a combination of NeighborCare and Omnicare. We are prepared to meet with you at your earliest convenience to see if we can negotiate the terms of a mutually acceptable transaction. We will commit the resources necessary, together with our outside advisors, to proceed expeditiously and are convinced that we could reach agreement on the material terms of a transaction quickly. We also have, together with our outside counsel, analyzed the required regulatory approvals and are confident that all necessary approvals can be obtained in a timely fashion.

We are sending this letter, and would be meeting with you, on the basis that this letter and its contents, as well as all of our discussions, remain confidential. Obviously our proposal is subject to the completion of customary due diligence and the negotiation and the execution of a mutually satisfactory definitive agreement.

If you have any questions or would like me to clarify any aspect of our proposal, please do not hesitate to call me at (859) 392-3305. I look forward to hearing from you soon.

Sincerely,

/S/  JOEL F. GEMUNDER

Joel F. Gemunder

President and Chief Executive Officer

On April 20, 2004, Mr. Arlotta sent the following letter to Mr. Gemunder in response to the March 30 letter:

[LETTERHEAD OF NEIGHBORCARE, INC.]

STRICTLY CONFIDENTIAL

April 20, 2004

Mr. Joel F. Gemunder

President and Chief Executive Officer

Omnicare, Inc.

100 East RiverCenter Blvd.

Suite 1600

Covington, KY 41011

Dear Joel:

This will respond to your letter of March 30, which the Board of Directors of NeighborCare has reviewed carefully.

The Board is unanimous in concluding that your proposal is opportunistic and not in the best interests of NeighborCare. Accordingly, we have no interest in pursuing a transaction, nor in any further discussion of the matter. The Board has great confidence in NeighborCare’s new leadership team and strong, post-spin-off business plan, which is in its initial stages.

We have no doubt that aggressively executing on the business plan is the best course for our company, its shareholders and other constituencies. Pursuing your proposal would be counterproductive for your company, as well as for ours.

Sincerely,

/S/  JOHN J. ARLOTTA

John J. Arlotta

Chairman, President and Chief Executive Officer

On May 24, 2004, Mr. Gemunder sent the following letter to Mr. Arlotta and the Company’s board of directors and made its contents public in a press release:

[LETTERHEAD OF OMNICARE, INC.]

May 24, 2004

BY FACSIMILE AND FEDEX

Mr. John J. Arlotta

Chairman, President and Chief Executive Officer

NeighborCare, Inc.

601 East Pratt Street, 3rd Floor

Baltimore, Maryland 21202

Dear John:

As we discussed in early March, and as set forth in my letter to you dated March 30, 2004, we believe that a combination of Omnicare and NeighborCare is compelling and will provide substantial benefits to both companies’ shareholders and other interested constituencies. We are, however, disappointed by your rejection of our offer to acquire NeighborCare and your Board’s unwillingness to engage in any further discussion of the matter.

For this reason, Omnicare is making public its offer to acquire all of the outstanding shares of NeighborCare common stock for $30.00 per share in cash. This offer represents a 70% premium to NeighborCare’s closing share price of $17.67 on May 21, 2004. As we have discussed before, if you or the NeighborCare Board have a different view on the form of consideration or other aspects of our offer, we are willing to discuss this, as well as any other matter relating to a proposed combination of Omnicare and NeighborCare, with you.

We continue to believe that a combination of Omnicare and NeighborCare makes compelling business sense for all of NeighborCare’s shareholders and other constituencies. It also provides a unique opportunity for your shareholders to realize maximum value immediately for their shares. The combination of Omnicare and NeighborCare would result in the creation of a premier institutional pharmacy company and position the combined company to provide valuable benefits to all of its constituencies. I would welcome the opportunity to discuss further with you the substantial benefits of our offer.

Considering these substantial benefits, we are confident that, given the opportunity, NeighborCare’s shareholders and other constituents will enthusiastically support our offer.

Omnicare’s Board fully supports this offer and no further corporate action on our part is required to consummate this transaction. We have obtained commitments for financing that are sufficient to consummate the transaction.

It is our strong preference to work together with the NeighborCare Board to reach a mutually agreeable transaction. We and our advisors are available to meet with you and your advisors as soon as possible to discuss the terms of our offer and to negotiate a definitive agreement.

We are confident that you and your Board will recognize the substantial benefits of our offer and decide to discuss this matter with us. We believe that we can work together with you to quickly close a transaction.

Sincerely,

/S/  JOEL F. GEMUNDER

Joel F. Gemunder

President and Chief Executive Officer

cc: NeighborCare Board of Directors

On May 25, 2004, Mr. Arlotta sent the following letter to Mr. Gemunder in response to the May 24 letter and made its contents public in a press release:

[LETTERHEAD OF NEIGHBORCARE, INC.]

STRICTLY CONFIDENTIAL

May 25, 2004

Mr. Joel F. Gemunder

President and Chief Executive Officer

Omnicare, Inc.

100 East RiverCenter Blvd.

Suite 1600

Covington, KY 41011

Dear Joel:

This will respond to your letter of May 24, 2004 in which you repeated your unsolicited $30 per share acquisition proposal from March 30. As we stated in our letter of April 20, the NeighborCare Board is unanimously of the view that your proposal is blatantly opportunistic and not in the best interests of NeighborCare, its shareholders and its other constituencies. We had no interest then, and we have no interest now, in pursuing a transaction, nor in any further discussion of the matter.

As you know, we are just emerging from a major strategic restructuring that resulted in the separation of our nursing home business, a new leadership team and a new, fully independent approach to the institutional pharmacy market. We are in the early stages of a new business plan that will leverage these very significant changes as well as important new initiatives that we have recently announced in automation. Our efforts are quickly reducing costs and achieving success with customers.

The Board has great confidence in the Company’s business plan and our new leadership, and we have no doubt that aggressively executing on that business plan is the best course for our company.

Accordingly, we see your proposal as nothing more than a cynical attempt to seize for Omnicare the long-term value and success of our great company, which rightly belongs to NeighborCare’s shareholders and other constituencies.

We intend to continue to compete in the marketplace and to provide superior service and value to our customers. We are confident that this course is best for our company, its shareholders and other constituencies. Both the Board and I have been unwavering on this point since you first raised the idea in late February. Pursuing your proposal would be counter-productive for your company, as well as for ours.

Sincerely,

/S/  JOHN J. ARLOTTA

John J. Arlotta

Chairman, President and Chief Executive Officer

On June 3, 2004, Mr. Gemunder sent the following letter to the Company’s board of directors informing the board of Omnicare’s intent to commence the Offer for $30.00 per Share in cash and made its contents public in a press release:

[LETTERHEAD OF OMNICARE, INC.]

June 3, 2004

Board of Directors

NeighborCare, Inc.

601 East Pratt Street, 3rd Floor

Baltimore, Maryland 21202

Dear NeighborCare Board Members:

We want to inform you that Omnicare, Inc. intends to commence a tender offer to purchase all of the outstanding shares of NeighborCare, Inc. common stock for $30.00 per share in cash. The combination of Omnicare and NeighborCare is too compelling to ignore, and our two companies are a strong strategic fit. We believe that the combination of Omnicare and NeighborCare will create a premier institutional pharmacy company.

We are disappointed that you have rejected our recent proposals to combine Omnicare and NeighborCare and are unwilling to even discuss a potential transaction. Given the obvious benefits of our offer to NeighborCare’s shareholders and other constituencies, we would like to emphasize some important points:

This is a premium offer for shareholders and other constituents.    As you must know, our offer for all of NeighborCare’s shares simply cannot be characterized as “opportunistic.” It is, on the contrary, an opportunity for your shareholders to realize a 70% premium to where NeighborCare was trading prior to our offer. Our offer represents an opportunity to create a stronger company with greater resources to provide quality care and expanded services for customers. The combined company will have a dynamic presence in the healthcare services sector and we recognize that fast growing companies like ours are continually looking for good management talent. Omnicare always has a place for good people. Your decision to reject our offer has prevented your shareholders and other constituents from taking advantage of these benefits.

The market reaction to NeighborCare’s second-quarter results and future business plan was clearly negative.    Widespread concern about NeighborCare’s performance and prospects after the announcement resulted in four of five analysts reducing their 2004 full-year NeighborCare EPS projections, and in a drop in analysts’ 12-month median price target on NeighborCare’s stock from $26 to $23. NeighborCare’s Board and shareholders may want to ask how long does one have to wait for premium value, when Mr. Arlotta recently stated in an interview that “We feel the greatest value is still three to five years down the road.”1

Indeed, management’s long-term plan for stand-alone value creation appears to require extremely aggressive assumptions in order to generate shareholder value comparable to the $30 per share in cash that Omnicare is offering today.

Based on NeighborCare’s share price of $17.67 on May 21, the last trading day prior to Omnicare’s public offer, NeighborCare’s EPS would need to grow at approximately 45% per annum, or more than 100%, for the next two years, to deliver the equivalent of $30 per share today, on a present value basis and at current multiples.2 There are no analyst projections today that approach this level of growth. Attempting to achieve this $30 value over time would subject shareholders to market risk and execution risk, since by management’s own admission, much of the company’s future growth is expected to come largely from cost improvement initiatives, some of which are not expected to be achieved until 2006.

[1]	The Cincinnati Enquirer, 5/26/04

[2]	Assuming an estimated NeighborCare cost of equity of 11%, $30.00 per share in cash today is equivalent to a share price of $36.96 in June 2006. Dividing this future share price of $36.96 by NeighborCare’s pre-Omnicare offer consensus P/E ratio of 18.7x, results in a 2006E EPS estimate of $1.97. A 2006E EPS estimate of $1.97 implies a compound annual EPS growth rate of approximately 45%, relative to NeigborCare’s 2004E consensus EPS of $0.94. (P/E ratio of 18.7x based on NeighborCare’s closing share price of $17.67 on May 21, 2004 and 2004E consensus EPS of $0.94; consensus based on Lehman Brothers 5/28/2004, Legg Mason 5/25/2004, Wachovia 5/24/2004, CIBC 5/18/2004, and Jefferies 5/14/2004).

Omnicare pays fair price for fair value.    We are mystified by the characterization of Omnicare’s approach as a “cynical attempt to seize” NeighborCare’s long term value and success, when the Board is well aware that Omnicare’s March 30 letter indicated that our $30 offer “would be payable in a combination of cash and Omnicare common stock.” We again indicated on May 25 that we are willing to sit down with the NeighborCare Board to discuss all aspects of our compelling offer.

Our all-cash $30 per share offer provides immediate certainty of value.    It represents not only a 70% premium to where NeighborCare was trading prior to our offer, but also a 40% premium over the 30-day trading average prior to the announcement of our offer, a 30% premium to Wall Street’s consensus target prices for NeighborCare’s stock over the next 12 months and is $4.00 more than NeighborCare’s previous all-time high. Despite the recent significant drop in NeighborCare’s share price, Omnicare announced on May 24 that we would continue to offer $30 per share for all of NeighborCare’s outstanding shares, while also providing the certainty of all-cash consideration.

The market’s favorable reaction to Omnicare’s offer is exceptional.    We are convinced that there is extensive third-party support in the financial community for this combination, and most importantly, your own shareholders are expressing their support for this transaction.3 Furthermore, in an extraordinary vote of confidence, Omnicare’s stock has risen over 9% since the announcement of our offer.4 Omnicare has successfully integrated more than 100 acquisitions over the past 15 years, and has delivered on the expected benefits to our shareholders.

We do not understand your statement that our call to negotiate is somehow counter-productive, and we are surprised at your unwillingness to even discuss our offer. We are confident that, given the opportunity, NeighborCare’s shareholders and other constituents will enthusiastically support our offer. If, as you say, you are committed to “the best course for your company,” we stand ready to discuss all aspects of our offer.

Sincerely,

/s/  JOEL F. GEMUNDER

Joel F. Gemunder

President and Chief Executive Officer

On June 4, 2004, Purchaser and Omnicare commenced the Offer.

[3]	Buckingham Research Group, 5/26/04: “The NCRX shareholders we spoke with yesterday did not share NCRX management’s views of OCR’s offer regarding shareholder’s best interests. We believe there is substantial support among NCRX shareholders in favor of OCR’s proposal.” (Permission to use quotation neither sought nor obtained)

[4]	Rise in Omnicare’s stock price from close on 5/21/04 of $39.15 to close on 6/2/04 of $42.81.

12. Purpose and Structure of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of this Offer is for Omnicare to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of the Company. The purpose of the Proposed Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, we intend to consummate the Proposed Merger as promptly as practicable.

If Purchaser owns 80% or more of the outstanding Shares, following consummation of the Offer, Purchaser intends to consummate the Proposed Merger as a “short-form” merger pursuant to Section 1924 of the PBCL. Under such circumstances, the approval of the Company’s board of directors or of any holder of Shares (other than Purchaser) would not be required. Upon consummation of the Proposed Merger, the Company will become a wholly owned subsidiary of Omnicare.

Plans for the Company. In connection with this Offer, Omnicare has reviewed and will continue to review various possible business strategies that it might consider in the event that Purchaser acquires control of the Company, whether pursuant to the Offer, the Proposed Merger or otherwise. Following a review of additional information regarding the Company, such strategies may involve, among other things, changes in the Company’s business, operations, corporate structure, capitalization and management.

13. Effect of the Offer on the Market for the Common Stock; Registration under the Exchange Act.

Reduced Liquidity; Possible Delisting. The tender of Shares pursuant to the offer will reduce the number of holders of the Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The Shares are listed and principally traded on the NASDAQ. Depending on the number of Shares acquired pursuant to the offer, following consummation of the offer, the Shares may no longer meet the requirements of the NASDAQ for continued listing. For example, published guidelines of the NASDAQ indicate that the NASDAQ would consider delisting the outstanding Shares if, among other things: (i) the number of publicly held Shares (exclusive of holdings of officers, directors and beneficial owners of 10 percent or more) should fall below 750,000, (ii) the number of record holders of 100 or more Shares should fall below 400 or (iii) the aggregate market value of publicly held Shares should fall below $5 million.

If the NASDAQ were to delist the Shares, the market for the shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges, or by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Status as “Margin Securities.” The Shares are presently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending on the factors similar to those described above with respect to listing and market quotations, following consummation of the Offer, the Shares may no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. The Company can terminate that registration upon application to the SEC if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of the Shares. Termination of registration of the Shares under the Exchange Act would reduce the information that the Company must furnish to its shareholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of the furnishing a proxy statement in connection with shareholders meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to shareholders, no longer applicable with respect to the Shares. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, they would no longer be eligible for NASDAQ listing or for continued inclusion on the Federal Reserve Board’s list of “margin securities.”

14. Dividends and Distributions.

If on or after the date of this Offer to Purchase the Company should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares, or issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on the date of this Offer to Purchase of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to our rights under “The Offer—Conditions to the Offer,” we may, in our sole discretion, make such adjustments in the purchase price and other terms of the Offer as we deem appropriate including the number or type of securities to be purchased.

15. Conditions to the Offer.

Notwithstanding any other provision of the Offer, we are not required to accept for payment or pay for any Shares, and we may terminate the Offer, if, prior to the Expiration Date, any of the Minimum Condition, the Rights Condition, the Subchapter 25F Condition, the Financing Condition or the Impairment Condition has not been satisfied, or all waiting periods under applicable antitrust laws, including the HSR Act, shall not have expired or been terminated. Furthermore, notwithstanding any other provision of the Offer, prior to the Expiration Date, we are not required to accept for payment or pay for any Shares, and we may terminate the Offer, if at any time on or after the date of this Offer to Purchase and prior to the Expiration Date, any of the following conditions exist:

(a) there shall have been any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Proposed Merger by any court of competent jurisdiction or other competent governmental or regulatory authority which, directly or indirectly, (i) prohibits, or imposes any limitations on, Purchaser’s or Omnicare’s ownership or operation (or that of any of their respective subsidiaries or affiliates) of any portion of their businesses or assets or any material portion of the Company’s businesses or assets, or compels Omnicare or Purchaser (or their respective subsidiaries or affiliates) to dispose of or hold separate any portion of their assets or any material portion of the Company’s business or assets, (ii) prohibits, restrains or makes or seeks to make illegal the acceptance for payment, payment for or purchase of Shares pursuant to the Offer or the consummation of the Proposed Merger, (iii) imposes material limitations on the ability of Purchaser or Omnicare (or any of their respective subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the Shares purchased pursuant to the Offer, including, without limitation, the right to vote such Shares on all matters properly presented to the Company’s shareholders, (iv) imposes limitations on the ability of Purchaser or Omnicare (or any of their respective subsidiaries or affiliates) effectively to control in any material respect any material portion of the business, assets, liabilities, capitalization, shareholder’s equity, condition (financial or otherwise), licenses or franchises or results of operations of the Company and its subsidiaries taken as a whole, (v) seeks to require divestiture by Omnicare, Purchaser or any affiliate of Omnicare of any Shares, (vi) imposes or seeks to impose any material condition to the Offer which is unacceptable to Omnicare or Purchaser, (vii) could result in a diminution of the value of the Shares or the benefits expected to be derived by Omnicare as a result of the Offer or the Proposed Merger, (viii) restrains or prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Omnicare, Purchaser or any of their affiliates in connection with the acquisition of the Company or obtains or seeks to obtain any material damages or otherwise directly or indirectly relates to the Offer or (ix) otherwise materially adversely affects the Company and its subsidiaries or Omnicare or any of its Subsidiaries, including Purchaser, taken as a whole;

(b) there shall be pending or threatened any action, suit, proceeding, application or counterclaim brought by or before a governmental or regulatory authority or by any other person, domestic or foreign (whether brought by the Company, an affiliate of the Company, or any other person) (i) challenging or seeking to make illegal the acquisition by Omnicare or Purchaser of Shares or otherwise seeking to restrain, delay or prohibit the making or consummation of the Offer, the Proposed Merger or any other subsequent business transaction with the Company, (ii) challenging or seeking to, or which is reasonably likely to, make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements in connection with making the Offer, the acceptance for payment of, or payment for, any Shares by Purchaser or any other affiliate of Omnicare or the Proposed Merger or other business combination with the Company, or seeking to obtain material damages in connection therewith, or (iii) that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (ix) of paragraph (a) above;

(c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market in excess of one day, (ii) a commencement of a war, armed hostilities, terrorist attacks or other international or national calamity directly or indirectly involving the United States, (iii) any limitation (whether or not mandatory) by any United States governmental or regulatory authority on the extension of credit by banks or other financial institutions, (iv) any decline in either the Dow Jones Industrial Average, the Standard & Poor’s 500 Index or the Nasdaq National Market by an amount in excess of 15% measured from the close of business on the date of the Offer to Purchase or (v) in the case of any of the foregoing (other than clause (iv)) existing at the time of the Offer, a material acceleration or worsening thereof;

(d) there shall have been any change, event or development having, or that could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole;

(e) any person (which includes a “person” as such term is defined in Section 13(d)(3) of the Exchange Act), other than Omnicare, Purchaser, any of their affiliates or any group of which any of them is a member, shall have acquired beneficial ownership of more than 5% of the outstanding Shares, or any group shall have been formed which beneficially owns more than 5% of the outstanding Shares, in each case other than any person or group that has disclosed such ownership prior to the date of the Offer, and no such person (other than Omnicare, Purchaser, any of their affiliates, or any group of which any of them is a member) or group shall have increased its beneficial ownership in the Company by more than 1% of the outstanding Shares or shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any subsidiaries or material assets of the Company;

(f) the Company or, as applicable, any of its subsidiaries, joint ventures or partners or other affiliates shall have, directly or indirectly:

(i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or the Company’s capitalization;

(ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities of the Company (other than as aforesaid);

(iii) issued, pledged, sold, authorized, proposed or announced the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under options issued prior to the date of this Offer to Purchase, in accordance with the terms of such options as such terms have been publicly disclosed prior to the date of this Offer to Purchase), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing;

(iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Company or issued, authorized, recommended or proposed the issuance or payment of any distribution;

(v) altered or proposed to alter any material term of any outstanding security;

(vi) incurred any debt other than in the ordinary course of business and consistent with past practices or any debt containing burdensome covenants;

(vii) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual right or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business;

(viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that, in the reasonable judgment of Purchaser, could adversely affect either the value of the Company or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to Omnicare or Purchaser;

(ix) transferred into escrow any amounts required to fund any existing benefit, employment or severance agreement with any of the Company’s employees other than in the ordinary course of business and consistent with past practice, or entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons;

(x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Omnicare shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of this Offer to Purchase;

(xi) amended or authorized or proposed any amendment to the Company’s Amended and Restated Articles of Incorporation or By-Laws, or Omnicare shall have become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the date of this Offer to Purchase;

(xii) issued, sold or authorized or announced or proposed the issuance of or sale to any person of any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred or announced its intention to incur any debt otherwise than in the ordinary course of business and consistent with past practice; or

(xiii) agreed in writing or otherwise to take any of the forgoing actions or Omnicare or Purchaser shall have learned about any such action which has not previously been publicly disclosed by the Company and also set forth in filings with the SEC;

(g) any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in “The Offer—

Certain Legal Matters; Regulatory Approvals”) shall not have been obtained on terms satisfactory to Omnicare;

(h) Omnicare or Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer or postponing the payment for the Shares thereunder, or Omnicare, Purchaser or any other affiliate of Omnicare shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company; or

(i) (i) any covenant, term or condition in any of the Company’s or any of its subsidiaries’, joint ventures’ or partnerships’ instruments, licenses, or agreements is or may be materially adverse to the value of the Shares in the hands of Purchaser (including, without limitation, any event of default that may ensue as a result of the consummation of the Offer or the Proposed Merger or the acquisition by Omnicare of control of the Company) or (ii) any material contractual right, intellectual property or supply agreement of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of the Company or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its stated due date, in either case, with or without notice or the lapse of time or both, as a result of the Offer or the Proposed Merger;

which, in the judgment of Omnicare or Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Omnicare or Purchaser or any of their affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment.

The satisfaction or existence of any of the foregoing conditions to the Offer will be determined by Omnicare and Purchaser in their reasonable discretion. The foregoing conditions are for the sole benefit of Omnicare and Purchaser and may be asserted by Omnicare or Purchaser regardless of the circumstances giving rise to any such condition or may be waived (to the extent legally permissible) by Omnicare or Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Omnicare or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Omnicare or Purchaser concerning the events described in “The Offer—Conditions to the Offer” will be final and binding on all parties.

16. Certain Legal Matters; Regulatory Approvals.

General. We are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, we currently contemplate that, such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s, Omnicare’s, Purchaser’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See “The Offer—Conditions to the Offer.”

State Takeover Laws. The Pennsylvania Takeover Disclosure Law (“PTDL”) purports to regulate certain attempts to acquire a corporation which (i) is organized under the laws of Pennsylvania or (ii) has its principal place of business and substantial assets located in Pennsylvania. The PTDL requires, among other things, that the offeror, 20 days prior to any takeover offer, file a registration statement for the takeover offer with the Pennsylvania Securities Commission (the “PSC”) and publicly disclose the offering price of the disclosed offer.

However, in Crane Co. v. Lam, 509 F. Supp. 782 (E.D. Pa. 1981), the United States District Court for the Eastern District of Pennsylvania preliminarily enjoined, on grounds arising under the United States Constitution, enforcement of at least the portion of the PTDL involving the pre-offer waiting period thereunder. Information regarding the Offer will be filed with the PSC and available for inspection at the office of the PSC at Eastgate Office Building, Second Floor, 1010 North Seventh Street, Harrisburg, PA 17102-1410, during business hours.

Chapter 25 of the PBCL contains provisions relating generally to takeovers and acquisitions of certain publicly owned Pennsylvania corporations such as the Company that have a class or series of shares entitled to vote generally in the election of directors of a corporation registered under the Exchange Act (a “registered corporation”). The following discussion is a general and highly abbreviated summary of certain features of such chapter, is not intended to be complete or to completely address potentially applicable exceptions or exemptions, and is qualified in its entirety by reference to Chapter 25 of the PBCL.

In addition to other provisions not applicable to the Offer or the Proposed Merger, Subchapter 25D of the PBCL includes provisions requiring approval of a merger of a registered corporation with an “interested shareholder” or in which the “interested shareholder” is treated differently from other shareholders, by the affirmative vote of the shareholders entitled to cast at least a majority of the votes that all shareholders other than the interested shareholder are entitled to cast with respect to the transaction without counting the votes of the interested shareholder. This disinterested shareholder approval requirement is not applicable to a transaction (i) approved by a majority of disinterested directors, (ii) in which the consideration to be received by shareholders is not less than the highest amount paid by the interested shareholder in acquiring his shares or (iii) effected without submitting the merger to a vote of shareholders as permitted in Section 1924(b)(1)(ii) of the PBCL. Purchaser currently believes that the disinterested shareholder approval requirement of Subchapter 25D will not be applicable to the Proposed Merger because the consideration to be received by shareholders in the Proposed Merger will not be less than the highest amount paid by Purchaser in acquiring its Shares.

Subchapter 25E of the PBCL provides that, in the event that Purchaser (or a group of related persons, or any other person or group of related persons) were to acquire shares representing at least 20% of the voting power of the Company, in connection with the Offer or otherwise (a “Control Transaction”), shareholders of the Company would have the right to demand “fair value” of such shareholders’ shares and to be paid such fair value upon compliance with the requirements of Subchapter 25E. Under Subchapter 25E, “fair value” may not be less than the highest price per share paid by the controlling person or group at any time during the 90-day period ending on and including the date of the Control Transaction, plus an increment, if any, representing any value, including, without limitation, any proportion of value payable for acquisition of control of the Company, that may not be reflected in such price. The Company has opted out of Subchapter 25E in its Amended and Restated Articles of Incorporation.

Subchapter 25F of the PBCL prohibits under certain circumstances certain “business combinations,” including mergers and sales or pledges of significant assets, of a registered corporation with an “interested shareholder” for a period of five years. Subchapter 25F exempts, among other things, business combinations approved by (i) the board of directors prior to a shareholder becoming an interested shareholder, (ii) the affirmative vote of the holders of shares entitling such holders to cast a majority of the votes that all shareholders would be entitled to cast in an election of directors of the corporation, not including any voting shares beneficially owned by the interested shareholder or any affiliate or associate of such interested shareholder, at a meeting called for such purpose no earlier than three months after the interested shareholder became the beneficial owner, directly or indirectly, of shares entitling the interested shareholder to cast at least 80% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation, and if certain “fair price” conditions are met or (iii) by the affirmative vote of all of the holders of all of the outstanding common shares. The Offer is conditioned upon, among other things, Omnicare being satisfied, in its reasonable discretion, that the provisions of Subchapter 25F of the PBCL are inapplicable to and do not otherwise restrict the Offer and the Proposed Merger.

Subchapter 25G of the PBCL, relating to “control-share acquisitions,” prevents under certain circumstances the owner of a control-share block of shares of a registered corporation from voting such shares unless a majority of both the “disinterested” shares and all voting shares approve such voting rights. Failure to obtain such approval may result in a forced sale by the control-share owner of the control-share block to the corporation at a possible loss. The Company has opted out of Subchapter 25G in its Amended and Restated Articles of Incorporation.

Subchapter 25H of the PBCL, relating to disgorgement by certain controlling shareholders of a registered corporation following attempts to acquire control, provides that under certain circumstances any profit realized by a controlling person from the disposition of shares of the corporation to any person (including to the corporation under Subchapter 25G or otherwise) will be recoverable by the corporation. The Company has opted out of Subchapter 25H in its Amended and Restated Articles of Incorporation.

Subchapter 25I of the PBCL entitles “eligible employees” of a registered corporation to a lump sum payment of severance compensation under certain circumstances if the employee is terminated, other than for willful misconduct, within 90 days before voting rights lost as a result of a control-share acquisition are restored by a vote of disinterested shareholders. Subchapter 25J of the PBCL provides protection against termination or impairment under certain circumstances of “covered labor contracts” of a registered corporation as a result of a “business combination transaction” if the business operation to which the covered labor contract relates was owned by the registered corporation at the time voting rights are restored by shareholder vote after a control-share acquisition. The Company has opted out of Subchapters 25I and 25J in its Amended and Restated Articles of Incorporation.

Section 2504 of the PBCL provides that the applicability of Chapter 25 of the PBCL to a registered corporation having a class or series of shares entitled to vote generally in the election of directors registered under the Exchange Act or otherwise satisfying the definition of a registered corporation under Section 2502(1) of the PBCL will terminate immediately upon the termination of the status of the corporation as a registered corporation. The purchase of a substantial number of Shares pursuant to the Offer may result in the Company being able to terminate its Exchange Act registration, although Purchaser has no current intention to do so prior to the Effective Time.

A number of other states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. To the extent that these state takeover statutes purport to apply to the Offer or the Proposed Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeover of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United State Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Except as described herein, we have not attempted to comply with any state takeover statutes in connection with this Offer or the Proposed Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Proposed Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Proposed Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Proposed Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See “The Offer—Conditions to the Offer.”

Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, Omnicare intends to file a Notification and Report Form with respect to the Offer and the Proposed Merger with the Antitrust Division and the FTC on or about June 4, 2004. As a result, we anticipate that the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, on or about June 21, 2004. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or as agreed to by Omnicare. A request will be made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the HSR Act waiting period will be terminated early.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See “The Offer—Conditions to the Offer.” Subject to certain circumstances described in “The Offer—Extension of Tender Period; Termination; Amendment,” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See “The Offer—Withdrawal Rights.” If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may be extended.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of Omnicare’s or the Company’s material assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. Based on an examination of the publicly available information relating to the businesses in which the Company is engaged, we do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

Dissenters’ Rights. Shareholders do not have dissenters’ rights as a result of the Offer. However, if the Proposed Merger is consummated, shareholders may have certain rights pursuant to the provisions of Subchapter 15D of the PBCL or any successor or replacement provision to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Shareholders will only be entitled to dissenters’ rights in the

Proposed Merger if (i) prior to the Proposed Merger (A) the Shares are no longer designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or listed on a national securities exchange and (B) the Shares are beneficially and of record held by less than 2,000 persons or (ii) Purchaser owns 80% of the Shares and the Proposed Merger is consummated as a “short-form” merger pursuant to Section 1924(b)(1)(ii) of the PBCL. If you comply with the statutory procedures concerning the right of shareholders to dissent from the Proposed Merger and dissenters’ rights are applicable, your Shares will not be converted into the right to receive the per Share Merger Consideration and you will instead be entitled to receive either the amount that the surviving corporation determines to be the fair value of your Shares or, if you disagree with that valuation, whatever consideration may be determined to be due to you by a court pursuant to the applicable provision of the PBCL. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Merger Consideration or the market value of the Shares, including asset values and the investment value of the Shares. The fair value so determined could be more or less than the per Share Merger Consideration.

In circumstances in which dissenters’ rights are applicable, if any shareholder who demands appraisal but fails to perfect, or effectively withdraws or loses his right to appraisal and payment, in accordance with the procedures of Subchapter 15D of the PBCL, the Shares of such shareholder will be converted into the per Share Merger Consideration in accordance with the Offer.

The foregoing discussion is not a complete statement of law pertaining to dissenters’ rights under the PBCL and is qualified in its entirety by the full text of Subchapter 15D of the PBCL.

Failure to follow the steps required by Subchapter 15D of the PBCL for perfecting dissenters’ rights may result in loss of such rights. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the PBCL.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Proposed Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Proposed Merger because it is anticipated that the Proposed Merger would be effected within one year following consummation of the Offer and in the Proposed Merger shareholders would receive the same price per Share as paid in the Offer. If Rule 13e-3 were applicable to the Proposed Merger, it would require, among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such a transaction, be filed with the SEC and disclosed to minority shareholders prior to consummation of the transaction. The purchase of a substantial number of Shares pursuant to the Offer may result in the Company being able to terminate its Exchange Act registration, although Purchaser has no current intention to do so prior to the Effective Time. See “The Offer—Effect of the Offer on the Market for the Common Stock; Registration under the Exchange Act.” If such registration were terminated, Rule 13e-3 would be inapplicable to any such future Proposed Merger or such alternative transaction.

Article IX of the Amended and Restated Articles of Incorporation. Article IX of the Amended and Restated Articles of Incorporation of the Company provides that any business combination, unless approved by the affirmative vote of 75% of the entire Board, must be approved by at least 80% of outstanding voting stock entitled to vote on the election of directors, voting together as a single class. Such business combinations include: (i) any merger or consolidation of the Company or any corporation of which the shares having a majority of the general voting power in electing the board of directors are, at the time as of which any determination is being made, owned by the Company either directly or indirectly, (ii) any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the Company and its subsidiaries, excluding financing transactions, (iii) the adoption of any plan or proposal for the liquidation or dissolution of the Company and (iv) any reclassification of securities, including reverse stock splits, or recapitalization of the Company, or any merger or consolidation of the Company with any subsidiary. If the Minimum Condition is satisfied Omnicare believes that Article IX of the Amended and Restated Articles of Incorporation should not prohibit consummation of the Offer and the Proposed Merger.

17. Fees and Expenses.

Lazard Frères & Co. LLC (“Lazard”) and Lehman Brothers Inc. (“Lehman Brothers”) are acting as the Dealer Managers in connection with the Offer and as financial advisors to Omnicare in connection with the Offer and the Proposed Merger. Under separate engagement letters with Lazard and Lehman Brothers, Omnicare has agreed to pay each of Lazard and Lehman Brothers customary fees for its financial advisory services in connection with the Offer and the Proposed Merger. Omnicare also has agreed to reimburse Lazard and Lehman Brothers for reasonable out-of-pocket expenses, including reasonable fees and expenses of their legal counsel, and to indemnify Lazard and Lehman Brothers and certain of their respective related parties against certain liabilities, including liabilities under the federal securities laws, in connection with their service as the Dealer Managers and financial advisors.

We have retained Innisfree M&A Incorporated as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

We have retained The Bank of New York as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

We have retained D.F. King & Co. (“D.F. King”) to advise Omnicare in connection with this Offer. We will pay D.F. King reasonable and customary compensation for its services in connection with the Offer, will reimburse D.F. King for its reasonable out-of-pocket expenses and will indemnify D.F. King against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Omnicare not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to the Exchange Act Rule 14d-3 furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in “The Offer—Certain Information Concerning the Company—Available Information” of this Offer to Purchase.

Nectarine Acquisition Corp.

June 4, 2004

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

OMNICARE AND PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Omnicare are set forth below. References herein to “Omnicare” mean Omnicare, Inc. Unless otherwise indicated below, the business address of each director and officer is c/o Omnicare, Inc., 100 East RiverCenter Boulevard, Covington, Kentucky 41011. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Omnicare. Except as described herein, none of the directors and officers of Omnicare listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

Name	Title	Present Principal Occupation And Five Year Employment History
Edward L. Hutton	Chairman of the Board	Mr. Hutton has been Chairman of the Board of Omnicare since May 2003. In May 2003, Omnicare amended its By-Laws to create the non-executive position of Chairman of the Board. Prior to May 2003, Mr. Hutton served in an executive position, as Chairman of Omnicare, from 1981. He is also Chairman and a Director of Chemed Corporation (“Chemed”) (previously Roto-Rooter, Inc.), 2600 Chemed Center, 255 East 5th Street, Cincinnati, Ohio 45202 (a diversified public corporation with interests in plumbing and drain cleaning; appliance, heating, ventilation and air conditioning repair; and hospice services) and has held these positions since November 1993 and April 1970, respectively. Previously, he was Chairman and Chief Executive Officer of Chemed from November 1993 until May 2001.

Joel F. Gemunder	Director, President and Chief Executive Officer	Mr. Gemunder is President and Chief Executive Officer of Omnicare and has held these positions since May 1981 and May 2001, respectively. Mr. Gemunder is a director of Chemed and Ultratech, Inc., 3050 Zanker Road, San Jose, California 95134 (a manufacturer of photo-lithography equipment for the computer industry).

Timothy E. Bien	Senior Vice President— Professional Services and Purchasing	Mr. Bien is Senior Vice President—Professional Services Purchasing of Omnicare, a position he has held since May 1996.

Name	Title	Present Principal Occupation And Five Year Employment History
Charles H. Erhart, Jr.	Director	Mr. Erhart retired as President of W.R. Grace & Co., 7500 Grace Drive, Columbia, Maryland 21044 (an international specialty chemicals, construction and packaging company) in August 1990. He had held this position since July 1989. Mr. Erhart is a director of Chemed.

David W. Froesel, Jr.	Director, Senior Vice President and Chief Financial Officer	Mr. Froesel is Senior Vice President and Chief Financial Officer of Omnicare and has held these positions since March 1996.

Cheryl D. Hodges	Senior Vice President and Secretary	Ms. Hodges is Senior Vice President and Secretary of Omnicare and has held these positions since February 1994.

Patrick E. Keefe	Executive Vice President— Operations	Mr. Keefe is Executive Vice President— Operations of Omnicare and has held this position since February 1997.

Sandra E. Laney	Director	Ms. Laney is Chairman and Chief Executive Officer of Cadre Computer Resources Co., 255 East 5th Street, Suite 1200 Cincinnati, Ohio 45202 (a network security services company), positions she has held since September 2001. Previously she served as Executive Vice President and Chief Administrative Officer of Chemed from May 2001 and May 1991, respectively, until March 2003. From November 1993 until May 2001, she held the position of Senior Vice President of Chemed. Ms. Laney is a Director of Chemed.

Andrea R. Lindell DNSc, RN	Director	Dr. Lindell is Dean and Professor in the College of Nursing at the University of Cincinnati, a position she has held since September 1990. Dr. Lindell is also Associate Senior Vice President for the Medical Center at the University of Cincinnati, a position she has held since July 1998.

Sheldon Margen, M.D.	Director	Dr. Margen is a Professor Emeritus in the School of Public Health, University of California, Berkeley, a position he has held since May 1989. He had served as a Professor of Public Health at the University of California, Berkeley, since 1979.

Name	Title	Present Principal Occupation And Five Year Employment History
Kirk M. Pompeo	Senior Vice President—Sales and Marketing	Mr. Pompeo is Senior Vice President—Sales and Marketing of Omnicare, a position he has held since April 2004. From April 2003 until April 2004, he served as Senior Vice President—Sales and Marketing of NeighborCare, Inc. (an institutional pharmacy provider). Prior to that time, Mr. Pompeo served as Senior Vice President—Sales and Marketing of Integrated Health Services, Inc. (a diversified health services provider of post-acute medical and rehabilitative services) from 1997 until April 2003.

John H. Timoney	Director	Mr. Timoney is a retired executive of Applied Bioscience International Inc., 3151 17th Street Extension, Wilmington, North Carolina 28401 (a research organization serving the pharmaceutical and biotechnology industries), at which he held a number of positions from 1986 through 1996.

Amy Wallman	Director	Ms. Wallman is a retired audit partner with Ernst & Young International (a public accounting and professional services firm), a position she held from 1984 to July 2001. From 1995 to 2001, she also served as Health Care Industry Leader in Ernst & Young’s healthcare practice based in New York, New York.

The name and position with Purchaser of each director and officer of Purchaser are set forth below. The business address, Omnicare principal occupation or employment, five-year employment history and citizenship of each such person is set forth above.

Name	Title
Joel F. Gemunder	President
David W. Froesel, Jr.	Treasurer and Director
Cheryl D. Hodges	Secretary and Director

Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

The Bank of New York

By Mail: The Bank of New York NeighborCare Offer P.O. Box 859208 Braintree, MA 02185-9028	By Overnight Courier: The Bank of New York NeighborCare Offer 161 Bay State Road Braintree, MA 02184	By Hand: The Bank of New York Reorganization Services 101 Barclay Street, 1-E New York, NY 10286

By Facsimile Transmission

(For Eligible Institutions Only):

(781) 380-3388

To Confirm Facsimile Only:

(781) 843-1833, Ext. 200

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses or telephone numbers set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders Call Toll-Free: (877) 825-8964

or

Banks and Brokers Call Collect: (212) 750-5833

The Dealer Managers for the Offer are:

Lehman Brothers

30 Rockefeller Plaza	745 Seventh Avenue
New York, New York 10020	New York, New York 10019
(212) 632-6719	(212) 526-7850